UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004

Commission File Number 333-78481

Creo Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, British Columbia, Canada V5G 4M1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [ ] Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]

MATERIAL CHANGE REPORT

BC FORM 53-901F

SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
AND SECTION 151 OF THE SECURITIES RULES

FORM 27

SECTION 146(1) OF THE SECURITIES ACT (ALBERTA) AND SECTION 143 OF THE RULES; AND

SECTION 75(2) OF THE SECURITIES ACT (ONTARIO) AND SECTION 3 OF THE REGULATIONS

1. Reporting Issuer

CREO INC.
3700 Gilmore Way
Burnaby, B.C. V5G 4M1

("Creo")

2. Date of Material Change

February 18, 2004

3. Press Release

Date of Issuance: February 20, 2004

Place of Issuance: Vancouver, B.C.

4. Summary of Material Change

At the annual meeting held on February 18, 2004 the shareholders of Creo elected all 10 nominees for election as directors, including two new directors, Messrs. Steve Gordon and Jean Francois Heitz, approved an increase in the maximum number of directors from 10 to 12 and, subject to regulatory approval, a 2004 Employee Equity Award Plan.

5. Full Description of Material Change

At the annual meeting held on February 18, 2004 the shareholders of Creo (i) elected all 10 nominees for election as directors, including two new directors, Messrs. Steve Gordon and Jean-Francois Heitz, (ii) approved an increase in the maximum number of directors from 10 to 12 and (iii) subject to regulatory approval, approved a 2004 Equity Award Plan previously adopted by the directors.

New directors

Mr. Gordon is the chief operating officer of Casey Family Programs, a private operating foundation focused on the needs of children in foster care. From March 2001 to September 2001, he was COO of Wavelink Corporation, a privately held developer of enterprise level wireless connectivity software and prior to that, he was the senior vice president, finance & administration and CFO of Visio Corporation, a leading developer of drawing and diagramming software for business users. Mr. Gordon was licensed by the State of Washington as a certified public accountant in 1983 and is currently a member of the Financial Executives Institute.

Mr. Heitz was the deputy chief financial officer of Microsoft Corporation from 2000 until 2003. From 1998 until 2000, he was treasurer of Microsoft Corporation and prior to that, assistant treasurer, and held various managerial and finance positions in Microsoft France and Microsoft Southern Europe. Mr. Heitz graduated magna cum laude from the Ecole Nationale Superieure des Mines de Paris, Master of Science, Stanford University and the Corporate Finance Management Program, Harvard University.

2004 Employee Equity Award Plan

The 2004 Equity Award Plan (the "Plan") permits Creo to issue up to 1,500,000 common shares to employees instead of cash bonus compensation; and up to 100,000 common shares to non-employee directors. It is expected that grants to employees under the Plan will generally vest over two years from the date of grant. Grants to non-employee directors will vest at the rate of 25% per quarter from the date of grant. Implementation of the Plan is subject to the approval of the regulatory authorities.

6. Reliance on Section 85(2) of the Securities Act (British Columbia)/Section 146(2) of the Securities Act (Alberta)/Section 75(3) of the Securities Act (Ontario)

Not applicable.

7. Omitted Information

Not applicable.

8. Senior Officers

For further information contact:
Paul Kacir
Corporate Secretary
3700 Gilmore Way
Burnaby, British Columbia
Telephone: (604) 453-4343
Facsimile: (604) 451-2711

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 20th of February, 2004.

CREO INC.

Per: "Paul Kacir"

(Authorized Signatory)

Paul Kacir - Corporate Secretary

(Print Name and Title of Senior Officer)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Creo Inc.

Mark Dance, Chief Financial Officer
and Chief Operating Officer

Date: February 23, 2004